UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               NOVADIGM, INC.
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                              (Name of Issuer)


                       Common Stock, par value $0.001
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                      (Title of Class and Securities)


                                669937 10 4
                               (CUSIP Number)


                             Charles N. Charnas
              Assistant Secretary and Senior Managing Counsel
                          Hewlett-Packard Company
                            3000 Hanover Street
                            Palo Alto, CA 94303
                               (650) 857-1501

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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                               JUNE 30, 2000
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                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                SCHEDULE 13D

CUSIP No.  669937 10 4


1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
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                        HEWLETT-PACKARD COMPANY (#94-1081436)

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A         (a)     (   )
    GROUP:                                             (b)     (X)
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS*                                   WC/OTHER (1)
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       (     )
    IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION               DELAWARE
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        NUMBER OF        7.    SOLE VOTING POWER      1,190,000 Shares (2)
         SHARES
      BENEFICIALLY       -----------------------------------------------------
        OWNED BY         8.    SHARED VOTING POWER    - 0 -
     EACH REPORTING      -----------------------------------------------------
         PERSON          9.    SOLE DISPOSITIVE       1,190,000 Shares (2)
          WITH                 POWER
                         -----------------------------------------------------
                         10.   SHARED DISPOSITIVE     - 0 -
                               POWER
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY         1,190,000 SHARES (2)
        EACH REPORTING PERSON
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11            (   )
        EXCLUDES CERTAIN  SHARES
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN              6.0% (3)
        ROW 11
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14.     TYPE OF REPORTING PERSON                               CO
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(1) THE TRANSACTIONS CONTEMPLATED IN THE ALLIANCE AGREEMENT DATED JUNE 30,
2000 BETWEEN THE ISSUER AND HEWLETT-PACKARD ARE CONSIDERATION FOR 940,000 SHARES OF ISSUER'S COMMON STOCK AND A WARRANT FOR THE PURCHASE OF 250,000 SHARES OF ISSUER'S COMMON STOCK, AT AN EXERCISE PRICE OF $20.875 PER SHARE.

(2) THE SHARES OF COMMON STOCK OF THE ISSUER COVERED BY THIS REPORT INCLUDE 250,000 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF A WARRANT GRANTED TO HEWLETT-PACKARD ON JUNE 30, 2000.

(3) AFTER GIVING EFFECT TO THE ISSUANCE OF THE COMMON STOCK AND THE EXERCISE OF THE WARRANT AS DESCRIBED IN THIS STATEMENT.



ITEM 1.        SECURITY AND ISSUER.

               THIS STATEMENT RELATES TO THE COMMON STOCK, PAR VALUE $0.001 (THE "COMMON STOCK"), OF NOVADIGM, INC., A DELAWARE CORPORATION (THE "ISSUER"). THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT ONE INTERNATIONAL BOULEVARD, SUITE 200, MAHWAH, NEW JERSEY 07495.

ITEM 2.        IDENTITY AND BACKGROUND.

               This statement is being filed by Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard"). The address of Hewlett-Packard's principal executive offices is 3000 Hanover Street, Palo Alto, California 94304. Hewlett-Packard is a global provider of computing and imaging solutions and services for business and home. Hewlett-Packard is focused on capitalizing on the opportunities of the Internet and the proliferation of electronic services. Hewlett-Packard's major businesses include Imaging and Printing Systems, Computing Systems and Information Technology Services. Imaging and Printing Systems provides laser and inkjet printers, mopiers, scanners, all-in-one devices, personal color copiers and faxes, digital senders, wide-and large-format printers, print servers, network-management software, networking solutions, digital photography products, imaging and printing supplies, imaging and software solutions, and related professional and consulting services. Computing Systems provides a broad range of computing systems for the enterprise, commercial and consumer markets. The products and solutions range from mission-critical systems and software to personal computers for the business and home. Major product lines include UNIX, and PC servers, desktop and mobile personal computers, workstations, software solutions, and storage solutions. Information Technology Services provides consulting, education, design and installation services, ongoing support and maintenance, proactive services, like mission-critical support, outsourcing and utility-computing capabilities. Financial capabilities include leasing, automatic technology-refreshment services, solution financing and venture financing.

               Hewlett-Packard has never been convicted in any criminal proceeding, and is not and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to an Alliance Agreement dated June 30, 2000 between the Issuer and Hewlett-Packard, Hewlett-Packard acquired 940,000 shares of the Issuer's Common Stock, (the "Shares"), and a warrant (the "Warrant") to purchase an additional 250,000 of the Issuer's Common Stock, at an exercise price of $20.875 per share. The transactions contemplated in the Alliance Agreement are the consideration for the Shares and the Warrant.

ITEM 4.        PURPOSE OF TRANSACTION.

               The purpose of the transaction is for Hewlett-Packard to make an equity investment in the Issuer in connection with the integration of the products of Hewlett-Packard's OpenView electronic enterprise and OpenView service provider business segments with the products of the Issuer. Pursuant to the Alliance Agreement, Hewlett-Packard and the Issuer will jointly market and make available to existing and prospective customers the products of Hewlett-Packard OpenView and the Issuer, as integrated, and will provide customers the opportunity to replace Hewlett-Packard OpenView's Desktop Administrator products and services with the Radia products of the Issuer. Concurrently with the execution of the Alliance Agreement, Hewlett-Packard and the Issuer also entered into a Distribution Agreement, a Stockholder Rights Agreement and a letter agreement that provides that the Issuer will consider the possibility of a Hewlett-Packard board representative at the meetings of its board of directors.

               Except as disclosed below, Hewlett-Packard does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters related in paragraphs (a) through (j) of Item 4 of Schedule 13D.

               Pursuant to the terms of the Stockholder Rights Agreement, Hewlett-Packard has agreed that during the period ending June 30, 2002, Hewlett-Packard and its affiliates will not acquire, or enter into discussions, negotiations, arrangements or understandings with any third party to acquire beneficial ownership of any voting stock of the Issuer, any securities convertible into or exchangeable for the voting stock, or any other right to acquire the voting stock (except, in any case, by way of dividends or other distributions or offerings of Issuer securities made available to holders of any class of voting stock generally) without the prior written consent of the Issuer, if the effect of the acquisition would be to increase the voting power of all voting stock beneficially owned by Hewlett-Packard and its affiliates at the time of the acquisition to more than 10% of the total voting power of the Issuer's Common Stock.

               Under the Stockholder Rights Agreement, Hewlett-Packard is not required to obtain the prior written consent of the Issuer to engage in any acquisition of the voting stock under certain circumstances. Written consent is not required following (i) the commencement of and prior to the completion or termination of the acquisition by a person or a 13D Group (as defined in the Stockholder Rights Agreement), of beneficial ownership of voting stock representing 20% or more of the then-outstanding voting stock,
(ii) the announcement or commencement by a person or 13D Group, of a tender or exchange offer to acquire voting stock which, if successful, would result in such person or 13D Group owning 20% or more of the then-outstanding voting stock, or (iii) the entering into by the Issuer, or publicly announced determination by the Issuer to seek to enter into, any merger, sale or other business combination transaction pursuant to which
(A) the outstanding shares of Issuer's Common Stock would be converted into cash or securities of another person or 13D Group, (B) 50% or more of the then-outstanding shares of Issuer's Common Stock would be owned by persons other than the then-current holders of shares of Issuer's Common Stock, or
(C) all or substantially all of the Issuer's assets would be sold to any person or 13D Group (unless the Issuer's stockholders will hold voting stock representing at least 50% of the voting power of the person or 13D Group purchasing such assets immediately prior to such sale of all or substantially all of the Issuer's assets).

               Further, under the Stockholder Rights Agreement, during the period ending June 30, 2001, none of the Shares may be offered for sale, sold, assigned or transferred to any person other than an affiliate of Hewlett-Packard. From June 30, 2001 to June 30, 2002, no more than 470,000 of the Shares (as adjusted for stock splits, stock dividends and similar events), may be offered for sale, sold, assigned or transferred to any person other than an affiliate of Hewlett-Packard. These transfer restrictions will terminate upon the consummation of a change in control of the Issuer. Moreover, with certain exceptions, Hewlett-Packard and each of its successors and assigns and transferees, as long as they hold registrable securities, may not sell during any calendar quarter an amount of the Shares and the Warrant shares, including any shares of Issuer's Common Stock or other securities of the Issuer issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares received as consideration, in the aggregate, in excess of two percent of the outstanding Issuer Common Stock.

               Pursuant to the Stockholder Rights Agreement, Hewlett-Packard has agreed that during the period ending June 30, 2002, if Hewlett-Packard intends to sell securities with voting power constituting less than five percent of the total voting power of the Issuer to any person, other than a Qualified Purchaser (as defined in the Stockholder Rights Agreement), that beneficially owns five percent or more of the total voting power of the Issuer, as indicated on a Schedule 13D or 13G filed with the SEC, then Hewlett-Packard will provide written notice to the Issuer providing the Issuer with the first right to acquire the securities Hewlett-Packard intends to sell free and clear of all liens. For a period of ten business days after delivery of the notice, the Issuer will be entitled to elect to purchase all, but not less than all, of the securities described in the notice, at the price per share described in the notice. The notice need not be provided where the sale transaction is (i) an underwritten public offering as defined in the Stockholder Rights Agreement, (ii) a tender offer, merger, reorganization or consolidation of the Issuer or (iii) a sale of the Issuer's Common Stock in a transaction where a majority of the Issuer's Common Stock is held by stockholders other than Hewlett-Packard or a majority of the Issuer's Common Stock held by affiliates of the Issuer is being sold.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               The aggregate number of shares beneficially owned by Hewlett-Packard is 1,190,000 (including the Warrant shares), which represents 6.0% of the Issuer's outstanding Common Stock after giving effect to the issuance of Shares and the exercise of the Warrant as described in this statement (based upon the representation of the Issuer in its Form 10-K405, filed on June 27, 2000, that it had 18,763,759 shares of Common Stock outstanding as of June 12, 2000).

               Hewlett-Packard has the sole power to vote the 1,190,000 shares beneficially owned by it (including the Warrant shares) and has the sole power to dispose of such shares.

               Other than the acquisition of the Shares and the Warrant as described in this Schedule 13D, there have been no transactions by Hewlett-Packard in the Issuer's Common Stock in the past sixty days.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

(a)     ALLIANCE AGREEMENT

        The Alliance Agreement is described in Items 3 and 4.

(b)     WARRANT

        The Warrant is referred to in Items 3 and 5 and is attached as
Exhibit 1.

(c)     STOCKHOLDER RIGHTS AGREEMENT

        The Stockholder Rights Agreement is described in Item 4 and is attached as Exhibit 2.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               1. Warrant to Purchase Common Stock, dated June 30, 2000, issued to Hewlett-Packard Company by Novadigm, Inc.

               2. Stockholder Rights Agreement, dated as of June 30, 2000, by and between Novadigm, Inc. and Hewlett-Packard Company.

               After reasonable inquiry and to the best my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 10, 2000


                    HEWLETT-PACKARD COMPANY

                    By: /s/ Charles N. Charnas

                    Name: Charles N. Charnas

                    Title: Assistant Secretary and Senior Managing Counsel







 LIST OF EXHIBITS

 Exhibit No.


1. Warrant to Purchase Common Stock, dated June 30, 2000, issued to Hewlett-Packard Company by Novadigm, Inc.

2. Stockholder Rights Agreement, dated as of June 30, 2000, by and between Novadigm, Inc. and Hewlett-Packard Company.